Exhibit 12

Avis Budget Group, Inc.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months Ended March 31,
	2014		2013
Earnings available to cover fixed charges:
Income (loss) from continuing operations before income taxes	5		(57)
Plus: Fixed charges	147		143
Earnings available to cover fixed charges	$152		$86

Fixed charges (a):
Interest, including amortization of deferred financing costs	$122		$119
Interest portion of rental payment	25		24
Total fixed charges	$147		$143

Ratio of earnings to fixed charges (b)	1.03	x	-
__________

(a) Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Three Months Ended March 31,
	2014	2013
Related to debt under vehicle programs	$66	$61
All other	56	58
	$122	$119

(b) Earnings were not sufficient to cover fixed charges for the three months ended March 31, 2013 by $57 million.